SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM 11-K

(Mark One)

[X]  Annual Report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended December 31, 2002

                               OR

[ ]  Transition report pursuant to Section 15 (d) of the
     Securities Exchange Act of 1934

     For the transition period from ________ to _________

     Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                      CROMPTON CORPORATION
                      EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Crompton Corporation
                           Benson Road
                 Middlebury, Connecticut  06749



                      CROMPTON CORPORATION
                      EMPLOYEE SAVINGS PLAN

                  Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits (Modified
Cash Basis) as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis) for the Years Ended December 31, 2002 and
2001

Notes to Financial Statement

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)





Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors

Exhibit 99.1 - Certification of Vice President and Treasurer and
Senior Vice President, Organization & Administration Pursuant to
18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002



                          CROMPTON CORPORATION
                         EMPLOYEE SAVINGS PLAN

                          Financial Statements
                        and Supplemental Schedule

                       December 31, 2002 and 2001

               (With Independent Auditors' Report Thereon)



                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN


                                  INDEX


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits (Modified Cash Basis) as of December 31, 2002 and 2001


Statements of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis) for the Years Ended December 31, 2002 and 2001



Notes to Financial Statements



Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)




                  Independent Auditors' Report


The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Crompton Corporation Employee Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, on the basis of accounting described in note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/KPMG LLP
Stamford, Connecticut
June 20, 2003






                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN
          Statements of Net Assets Available for Plan Benefits
                          (Modified Cash Basis)

                       December 31, 2002 and 2001





               Assets                      2002           2001

  Investments, at fair value:

   Crompton Corporation Common
    Stock Fund                         $  5,978,389    $  6,705,936

   Blended Income Fund                  114,975,211     108,462,234

   Mutual Funds                         198,249,031     261,207,973

   Participant Loans                      6,531,599       6,386,850

     Net assets available for Plan     $325,734,230    $382,762,993
      benefits

 See accompanying notes to financial statements.



                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN
     Statements of Changes in Net Assets Available for Plan Benefits
                          (Modified Cash Basis)
                       December 31, 2002 and 2001

                                           2002           2000
Additions attributed to:
  Investment Income:
     Interest and dividends            $  8,127,002   $ 15,588,434

     Net (depreciation) in fair value   (61,934,588)   (43,778,784)
      of investments
     Net Investment (loss)              (53,807,586)   (28,190,350)

  Contributions:
     Employer                             8,785,547     11,367,649
     Participant                         16,868,129     17,359,635
                                         25,653,676     28,727,284

  Loan repayments                           237,132        204,465
  Transfer from merged OSi Specialties,
  Inc. 401(k) Savings and Investment
    Plan                                          -     46,075,324
  Transfer from merged Crompton
   Corporation Individual Account
   Retirement Plan                                -    206,937,029
  Transfer from merged Uniroyal
  Chemical Co. Inc. Savings Plan A        9,018,827              0
         Total additions                (18,897,951)   253,753,752

Deductions attributed to:
  Benefits paid to participants         (38,031,048)   (30,090,932)
  Administrative expenses                   (99,764)       (71,196)
         Total deductions               (38,130,812)   (30,162,128)

Net (decrease) increase                 (57,028,763)   223,591,624

Net assets available for plan
  benefits at beginning of year         382,762,993    159,171,369

Net assets available for plan          $325,734,230   $382,762,993
  benefits at end of year

See accompanying notes to financial statements.




                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN

                      Notes to Financial Statements

                       December 31, 2002 and 2001


(1)  Description of the Plan

     The following description of the Crompton Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is intended to be a profit sharing plan meeting the requirements of Section 401(a) of the Internal Revenue Code ("IRC") and contains provisions meeting the requirements of Sections 401(k) and 401(m) of the IRC.

     The Plan administrator is the Crompton Corporation Employee Benefits Committee. Fidelity Investments is the trustee and record keeper of the Plan.

     The Plan is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Crompton Corporation and subsidiary companies (the "Employer") in following a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Effective April 1, 2002, the Uniroyal Chemical Company, Inc. Savings Plan A was merged into the Crompton Corporation Employee Savings Plan. The provisions of the Uniroyal Chemical Company, Inc. Savings Plan A as a result of this merger have remained unchanged. All assets have been transferred to similar funds as of the date of transfer.

     Employees are eligible to participate in the Plan if they are eligible to participate in the Witco Plan, OSi Plan, or IARP as of December 31, 2000 (whether or not participating). All employees hired on or after January 1, 2001 are eligible to participate in the Plan beginning on the first day of any calendar month following 30 days of service.

     Participant Contributions

     Each year, participants may contribute to the Plan, by means of payroll deductions, a pre-tax or post-tax contribution of up to 50% of earnings for non-highly compensated employees or 20% of earnings for highly compensated employees, effective with the first payroll period which ends on or after the date in which the employee becomes a participant, provided that the total of pre-tax contributions and after-tax contributions, if any do not exceed the above percentages of the participant's earnings. Participants may change the rate of pre-tax contributions (and/or after-tax contributions, if any) at any time. Participant contributions are subject to Internal Revenue Service pre-tax limitations, which were $11,000 in 2002 and $10,500 in 2001.

     Participants who completed an hour of service under the Witco Plan on or before January 1, 2001, may contribute to the Plan, by means of payroll deductions, after-tax contributions of between 0% and 10% of earnings, effective with the first payroll period which ends on or after the date in which the employee becomes a participant.

     Participants who completed an hour of service under the OSi Plan on or before January 1, 2001, may elect to contribute to the Plan after-tax contributions at a rate of from 2 1/2% to 7 1/2% of compensation for the Plan year. The aggregate of a participant's after-tax contributions and pre-tax contributions at any time may not exceed 17 1/2% of the participant's compensation.

     Employer Contributions

     For employees participating under the former Witco Plan, the Company's matching contribution is 50% of the first 6% of the participant's after-tax contributions and/or pretax contributions.

     For employees participating under the former OSI Plan, the Company's matching contribution is 50% of the first 7 1/2% of a participant's pre-tax contribution. If a participant's pre-tax contribution does not equal or exceed 7 1/2% of the participant's earnings, the Company matches 50% of after-tax contributions, up to a maximum matching contribution of after-tax contributions of 3 3/4%.

     For employees participating under the former IARP, the Company's basic contribution is equal to 2% of each participant's earnings (5% for Gustafson employees). Additionally, the Company makes a supplemental contribution equal to 2 1/2% of each participant's earnings (Gustafson employees are not eligible to receive this supplemental contribution.) The Company may, by appropriate corporate action, increase the supplemental contributions made by it for any Plan year (or part of a Plan year) to a higher percentage than 2 1/2%.

     Investments of Contributions

     Participants' pre-tax contributions, after-tax contributions, employer contributions and rollover contributions may be invested in whole percentages among the investment alternatives made available by the Plan administrator, at the direction of the participants. Participants may change their investment elections with respect to existing funds, as well as future contributions, at any time.

     Vesting

     Each participant's pre-tax contribution account, after-tax contribution account and rollover account is 100% fully vested at all times. Participants' Company contributions vest based on years of service according to the following vesting schedule:


                       Years of       Vested
                       Service        Percentage

                       Less than 1         0%
                       1                  25%
                       2                  50%
                       3                  75%
                       4                 100%

     Each participant is fully (100%) vested in his Company contribution account in the event of any of the following: his attainment of normal retirement age while employed by the Company; his death while an employee of the Company; upon a change in control of the Company while an employee of the Company; termination of the Plan or partial termination of the Plan which affects the participant; or complete discontinuance of employer contributions to the Plan.

     If a participant was eligible to participate in the Witco Plan on December 31, 2000, he is at all times fully vested in the portion of his Company contribution account attributable to qualified non-elective contributions; a participant who had five years of service or three years of participation service on December 31, 2000 is fully vested in his Company contribution account upon completion of three years of participation service; a participant is fully vested upon attainment of age 55 while still employed by the Company; and a non-bargaining participant is fully vested in his Company contribution account in the event of his termination due to economic conditions.

     Participants who were eligible to participate in the IARP on December 31, 2000, and any eligible employee hired on or after January 1, 2001, are always fully vested in the basic Company contributions.

     On April 1, 2002, the plan assets of Uniroyal Chemical Company, Inc. Savings Plan A in the amount of $7,422,143 were transferred to the Plan. On June 3, 2002 the plan assets of Uniroyal Chemical Company, Inc. Salary Savings Plan in the amount of $1,596,684 were transferred to the Plan.

     Forfeitures

     In the event a participant who is not fully vested in his Company contribution account incurs a break in service, that portion which is not vested is forfeited. In the event that a participant who is less than 50% vested in his Company contribution account makes a voluntary withdrawal of his after-tax contribution account, any portion of his Company contribution account attributable to his matched after-tax contributions in which he is not vested is forfeited. Company contributions and the earnings thereon forfeited under the provisions of the Plan are applied to pay administrative expenses and/or reduce subsequent Company contributions required under the Plan. In the event that contributions under the Plan are discontinued or the Plan is terminated, the distributions of such forfeitures not yet applied are to be credited ratably to the accounts of active participants. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $153,081 and $217,372, respectively. These accounts will be applied to reduce future employer contributions.

     Withdrawals and Distributions

     At age 59 1/2 and thereafter, an active participant can withdraw funds from the vested balance of his account at any time. Before age 59 1/2, participants are permitted to make hardship withdrawals provided that he has an immediate and heavy financial need, and only if the participant cannot meet that need from any other source. A participant is not entitled to receive a hardship withdrawal until he has received all other distributions and loans available under all qualified plans maintained by the Company. The minimum amount that can be withdrawn under a hardship withdrawal is the lesser of $200 or the total amount available for withdrawal, and may not exceed the amount of the financial need including amounts necessary to pay any Federal, state and local income taxes or penalties reasonably expected to result from the distribution, and are to be paid in one lump sum. If a participant makes a hardship withdrawal, he is not permitted to resume making contributions for a period of twelve months subsequent to the withdrawal.

     Upon termination of employment, death, or attainment of age 70 1/2, a participant is entitled to receive the value of his after-tax contribution account, pre-tax contribution account, rollover account, and the vested portion of his Company contribution account in the form of a single lump sum cash payment. Distributions are to be made as soon as practicable following the participant's termination of employment, provided however, that if the value of a participant's vested balance is greater than $5,000, the distribution will not be made prior to the participant's normal retirement age without his consent.

     Any participant eligible to participate in the Witco Plan as of December 31, 2000, may withdraw from the Plan his entire supplementary after-tax contributions and interest earned thereon, however, the participant is not permitted to resume making supplementary after-tax contributions for a period of six months subsequent to the withdrawal.

     Loans

     Participants may borrow a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. There are two types of loans available that consist of a general loan and a loan to buy a principal residence. No participant may have more than two loans outstanding at any given time. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% over prime, ranging from 5.25% to 10.0% as of the origination date of the loan. Loan repayments are made automatically through payroll deductions, with a minimum loan term of six months, and not to exceed five years, except for a loan for the purpose of purchasing a primary residence, in which case the loan may not exceed fifteen years. Participants who were members in the OSi Plan on December 31, 2000 were previously able to obtain a loan for the purpose of purchasing a primary residence, with terms not exceeding thirty years.


(2)  Significant Accounting Policies

     Accounting Basis

     The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are stated at contract value (Note 3). Fair Value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation Stock fund is valued at its year-end closing price. Participant loans are stated at cost, which approximates fair value.

     Net appreciation (depreciation) in fair value of investments includes investments bought, sold, and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

     Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     Plan Expenses

     All Plan expenses may be paid by the Company, however, if not paid by the Company, may be charged to the Plan and paid from available forfeitures, or will be charged to each participant based on his allocable interest in the Plan. The Company provides administrative and accounting services to the Plan at no charge.


(3)  Investments

     The funds available to participants for investing their contributions and the Company contributions include the Crompton Corporation Common Stock fund, various mutual funds which invest in various diversified stocks and bonds, and a fund which invests in benefit-responsive insurance contracts.

     The Fidelity Blended Income fund invests in benefit-responsive guaranteed investment contracts ("GICs") offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value by the Plan's trustee (Fidelity Investments), which approximates fair value. The average yield on the Company's GICs was 5.18% and 5.93% during 2002 and 2001, respectively. The crediting interest rate on these GICs was 4.69% and 2.43% during 2002 and 2001, respectively.



     The fair values of the individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                December 31
                                            2002          2001
          Fidelity Blended Income Fund $114,975,211   $108,462,234
          Fidelity Magellan Fund         43,695,199     59,998,453
          Fidelity Growth Company        30,715,608     53,386,397
           Fund
          Fidelity Freedom 2010 Fund     28,634,348     33,884,276
          U.S. Equity Index              18,470,885     23,353,053
           Commingled Pool

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                December 31
                                            2002          2001
          Crompton Corporation
            Common Stock Fund          $ (1,923,234) $   (815,921)
          Mutual Funds                  (60,011,354)  (42,962,864)
                                       $(61,934,588) $(43,778,785)


(4)  Party-in-Interest Transactions

     Fidelity Investments, Inc., the Company, and participants receiving plan loans are parties-in-interest as defined in
     Section 3(14) of ERISA. During the years 2002 and 2001, there were no prohibited party-in-interest transactions.


(5)  Income Tax Status

     The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 14, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since applying for the determination letter, the Plan Administrator and the Plan's Tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company received a favorable tax determination letter effective April 16, 2003, which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC.


(6)  Plan Termination

     The Company by action of its Board of Directors may suspend the operation of the Plan for any year by omitting all or part of the Employer contributions. While the Company has not expressed any intent to discontinue, terminate or curtail the Plan, the Company at its discretion, may terminate or amend the Plan for any reason at any time provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be non-forfeitable.

(7)  Subsequent Event

     In May 2003, Crompton announced its proposed disposition of its Organosilicones division.


Schedule H, Line 4i

                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN
                Schedule of Assets (Held at End of Year)
                            December 31, 2002

                      Description of Investment
       Identity of    Including Maturity Date,
       Issue,         Rate of Interest,                 Current
       Borrower,      Collateral, Par or Maturity        Value
       Lessor or      Value
       Similar
       Party



  *Crompton            Crompton Common Stock Fund    $  5,978,389
    Corporation
  *Fidelity            Blended Income Fund            114,975,211
    Investments
   Dreyfus             Dreyfus Premium Core Bond A     14,562,587
  *Fidelity            Fidelity Freedom 2010 Fund      28,634,348
    Investments
  *Fidelity            Fidelity Growth Company Fund    30,715,608
    Investments
   Dodge & Cox         Dodge & Cox Stock Fund           5,964,857
   Putnam              Putnam Int'l Growth Fund A      13,330,678
    Investments
  *Fidelity            Fidelity MSIFT Equity I          8,486,311
    Investments
  *Fidelity            Fidelity Magellan Fund          43,695,199
    Investments
  *Fidelity            Fidelity U.S. Equity Index      18,470,885
    Investments         Commingled Pool
   Dreyfus             Dreyfus Small Company Value     10,952,948
  *Fidelity            Fidelity Freedom Income Fund     4,672,801
    Investments
  *Fidelity            Fidelity Freedom 2040              177,121
    Investments
  *Fidelity            Fidelity Freedom 2030              620,584
    Investments
  *Fidelity            Fidelity Freedom 2020           11,162,781
    Investments
  *Fidelity            Fidelity Freedom 2000              791,713
    Investments
  *Fidelity            Fidelity Founders Discovery Fund 6,010,610
    Investments
  *Participant         Participant Loans Receivable with
    Loans              maturity dates ranging from
                       January 1, 2003 to October, 2027
                       and interest rates ranging from
                       5.25% to 10.00%                  6,531,599

                       Total                         $325,734,230

*Represents a party in interest to the Plan

See accompanying independent auditors' report




                        SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                      CROMPTON CORPORATION
                      EMPLOYEE SAVINGS PLAN





Date:  June, 20 2003       By:/s/Peter Barna
                                 Peter Barna
                                 Senior Vice President &
                                 Chief Financial Officer